BERKSHIRE HATHAWAY INC.
1440 KIEWIT PLAZA
OMAHA, NEBRASKA 68131
TELEPHONE (402) 346-1400
FAX (402) 346-3375
October 3, 2008
Mr. Gus Rodriguez, Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W., Stop 4-5
Washington, D.C. 20549

Re:	Berkshire Hathaway Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Form 10-Q for Fiscal Quarter Ended March 31, 2008
File No. 1-14905
Dear Mr. Rodriguez:
The purpose of this letter is to respond to your correspondence dated September 24, 2008, which contains a follow-up request to the Commission’s comment letter dated August 21, 2008, to which we responded on September 4, 2008. To assist you in reviewing our response, we preceded our response with a copy (in bold type) of the point as stated in your correspondence dated September 24, 2008. The response below includes our response provided to the Commission on September 4, 2008. The specific response to your comment is underscored.
Form 10-K for the Fiscal Year ended December 31, 2007
Financial Statements
Consolidated Statements of Cash Flows, page 53
We acknowledge your response to prior comment 1. In your response you stated that the put options you wrote on equity indexes are not investing cash flows since investing cash flows are generally applicable to investments for the production of goods and services. Paragraph 15 of SFAS 95 also provides guidance on cash flows related to the acquisition of equity instruments. Please tell us why the cash flows received on the equity put option contracts that may require you to purchase equity indexes in the future should not be classified as investing cash flows given that you discussed the equity index put options under the Investments section in your February 2008 letter to your shareholders.
The relevant accounting literature relied upon for the purpose of determining the classification of cash flows from equity index put option contracts was SFAS 95 (Statement of Cash Flows) and SFAS 133 (Accounting for Derivative Instruments and Hedging Activities) both of which were amended by SFAS 149 (Amendment of Statement 133 on Derivative Instruments and Hedging Activities). First, it was clear that the cash flows associated with these contracts were not investing cash flows (which are generally applicable to cash flows associated with investments in assets, including assets held for use or production of goods or services) pursuant to paragraphs 15 through 17 of SFAS 95. If Berkshire is required to make payment under a contract, settlement is made on a net-cash basis reflecting the difference between the index price as of the expiration date and the strike price provided in the contract. Settlement is not made by physical delivery of equity securities. Accordingly, Berkshire does not acquire the equity securities making up the indexes in connection with a settlement.

Mr. Gus Rodriguez
United States Securities and Exchange Commission

We also considered whether the cash flows from the equity index put option contracts were financing cash flows pursuant to paragraphs 18 through 20 of SFAS 95, and specifically as related to paragraphs 19(d) and 20(d). None of these contracts were written with strike prices that were “in-the-money” at inception. Substantially all of the contracts were “at-the-money” (strike price equal to the then current spot price of the index) with a few written on an “out-of-the-money” basis (strike price less than the then current spot price of the index). In addition, the options written were European style options and provided for no prepayments to counterparties prior to the expiration date. The amounts of future payments to counterparties, if any, are contingent on changes in the index prices between the inception and expiration dates of the contracts and there were no elements in the contracts that we believe could be considered borrowings from the counterparties. Therefore, we concluded that the premiums received were compensation for the inherent risk from the changes in index values over the contract term and did not contain “financing elements” as defined under paragraphs 19(d) and 20(d) of SFAS 95. As a result, we concluded that the cash flows associated with these contracts were not from financing activities.
Upon determining that the cash flows from these contracts were neither investing nor financing, we concluded that the cash flows associated with these contracts were operating cash flows based on paragraphs 21 through 23 of SFAS 95 which state that operating cash flows include cash flows that do not stem from investing or financing activities.
To date, Berkshire has made no payments to counterparties relative to the equity index put option contracts and has consistently reported premiums received as operating cash flows. If payments are made to counterparties in the future, they will be reported in the statement of cash flows as operating cash flows. In accordance with SFAS 133, the premiums received are recorded at inception as components of “Derivative contract liabilities” in the Consolidated Balance Sheets and are not reported in the statement of earnings. These contracts were not designated as hedging instruments, so the subsequent changes in fair value are recorded in the Consolidated Statements of Earnings as components of “Derivative gains/losses.”

Mr. Gus Rodriguez
United States Securities and Exchange Commission

We acknowledge that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any questions or further comments, please contact the undersigned at 402-978-5423.
Very truly yours,
BERKSHIRE HATHAWAY INC.

/s/	Marc D. Hamburg

By Marc D. Hamburg
Senior Vice President – Chief Financial Officer
MDH/es

cc:	Mr. Joel Parker – Accounting Branch Chief
Mr. Carlton Tartar – Accounting Branch Chief
Mr. Daniel J. Jaksich